# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Asset Management Ltd., CIK 0001937926
CUSIP: 113004105
Title of class of securities: Class A Limited Voting Shares
Address of issuer's principal executive offices: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York (NY), 10281-0221
Date of event which requires filing of this statement: 02/04/2025
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363 9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,194,021,145; shared voting power 0; sole dispositive power 1,194,021,145; shared dispositive power 0; aggregate amount beneficially owned 1,194,021,145 (72.9% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, amount consists of Class A Limited Voting Shares of Brookfield Asset Management Ltd. ("Class A Shares") held by Brookfield Corporation ("BN") through its wholly owned subsidiaries, BAM Holdings (2025) LP, BN BAM Holding Inc., BN BAM Holding 2 Inc., BN BAM Holding 3 Inc., BN BAM Holding 4 Inc., BN BAM Holding 5 Inc., BN BAM Holding 6 Inc., BN BAM SPV Finance Inc. and Brookfield Renewable Power Inc.
  
  In reference to Row 13 above, percentage ownership is based on 1,637,198,026 Class A Shares outstanding as of February 4, 2025.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,194,021,145; sole dispositive power 0; shared dispositive power 1,194,021,145; aggregate amount beneficially owned 1,194,021,145 (72.9% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, amount consists of Class A Shares beneficially owned by BN and certain of its subsidiaries. BAM Partners Trust ("BAM Partners") may be deemed to have indirect beneficial ownership of the Class A Shares held by BN since BAM Partners is the sole owner of the Class B limited voting shares of BN and has the ability to appoint one half of the board of directors of BN and approve, along with the holders of Class A Shares, all other matters requiring shareholder approval of BN with no single individual or entity controlling BAM Partners.
  
  In reference to Row 13 above, percentage ownership is based on 1,637,198,026 Class A Shares outstanding as of February 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Limited Voting Shares
Name of issuer: Brookfield Asset Management Ltd.
Address of issuer's principal executive offices: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York (NY), 10281-0221

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by each of the following persons (the "Reporting Persons"):

(i) Brookfield Corporation ("BN"), a corporation formed under the laws of the Province of Ontario; and

(ii) BAM Partners Trust ("BAM Partners"), a trust formed under the laws of the Province of Ontario that owns all of BN's Class B Limited Voting Shares.

Schedules I and II hereto set forth a list of all the directors and executive officers (the "Scheduled Persons"), and their respective principal occupations, addresses and citizenships, for each of BN and BAM Partners.
Residence or business address: The principal business address of BN and BAM Partners is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, Canada M5J 2T3.
Present principal occupation or employment: The principal business of BN is to operate as leading global investment firm focused on building long-term wealth for institutions and individuals around the world. BN has three core businesses: Alternative Asset Management, Wealth Solutions and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate. The principal business of BAM Partners is that of an investment holding company.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(d) of this Schedule 13D is hereby incorporated by reference.
Citizenship: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 4, 2025, BN and Brookfield Asset Management Ltd. (the "Issuer") completed a plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the "Arrangement") pursuant to which, among other things, the Issuer effected an issuance of Class A Shares to BN and its subsidiaries in exchange for common shares of Brookfield Asset Management ULC held by BN and its subsidiaries on a one-for-one basis. Upon completion of the Arrangement, the Issuer issued 1,194,021,145 Class A Shares to BN and certain of its subsidiaries and the Issuer acquired, directly and indirectly, approximately 73% of the common shares of Brookfield Asset Management ULC.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Other than as described below or contemplated above, none of the Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has any current plans or proposals that relate to or would result in:

a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e) any material change in the present capitalization or dividend policy of the Issuer;

f) any other material change in the Issuer's business or corporate structure;

g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j) any action similar to any of those enumerated above.

The Reporting Persons acquired the Class A Shares for investment purposes and may or may not purchase or sell Class A Shares or other securities of the Issuer in the future on the open market or in private transactions, depending on market conditions and other factors. Depending on market conditions, general economic and industry conditions, the Issuer's business and financial condition and/or other relevant factors, the Reporting Persons may at any time develop other plans or intentions in the future relating to one or more of the above items.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3, 4 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5(a)-(e).

The aggregate number and percentage of Class A Shares held by the Reporting Persons to which this Schedule 13D relates is 1,194,021,145 Class A Shares, constituting approximately 72.9% of the Issuer's currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 1,637,198,026 outstanding as of February 4, 2025.

(i) BN

(a) BN may be deemed the beneficial owner of 1,194,021,145 Class A Shares, constituting a percentage of approximately 72.9%

(b) Sole voting power to vote or direct vote: 1,194,021,145 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 1,194,021,145 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(ii) BAM Partners

(a) BAM Partners may be deemed the beneficial owner of 1,194,021,145 Class A Shares, constituting a percentage of approximately 72.9%

(b) Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 1,194,021,145 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 1,194,021,145 Class A Shares
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except as described herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Prior to the Arrangement, holders of Class A Shares were entitled to elect one-half of the board of directors of the Issuer (the "Board") and holders of the Issuer's Class B Limited Voting Shares ("Class B Shares") were entitled to elect the other one-half of the Board. However, in connection with the Arrangement, the Issuer's articles were amended providing that, at any time that: (a) BN (or its successor) and its subsidiaries beneficially own a number of Class A Shares that exceeds 50% of the aggregate number of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders, holders of Class A Shares and holders of Class B Shares will vote together as a single class in the election of the Board at such meeting of shareholders; or (b) BN (or its successor) and its subsidiaries beneficially own a number of Class A Shares that is not less than 20% but does not exceed 50% of the sum of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders: (i) BN (or its successor) will be entitled to elect one of the directors who would otherwise be elected by other holders of the Class A Shares at such meeting of shareholders; (ii) holders of Class A Shares, including BN (or its successor) solely in respect of any Class A Shares that it and its subsidiaries beneficially own in number that exceeds 20% of the sum of all the issued and outstanding Class A Shares and Class B Shares, will be entitled to elect one-half of the Board less such number of directors to be elected by BN (or its successor) under (i) above at such meeting of shareholders; and (iii) holders of Class B Shares will be entitled to elect the other one-half of the Board at such meeting of shareholders.

As a normal course borrowing activity, a subsidiary of BN has borrowed a principal amount of US$1,000,000,000 from a large institutional lender (the "Lender"), which matures in December 2031 (the "Credit Facility"). Under the terms of the Credit Facility BN has agreed to pledge up to 67 million Class A Shares as collateral (the "Collateral Shares"). As is customary for this type of loan, upon the occurrence of certain events that remain unremedied, the Lender may exercise its rights under the Credit Facility agreements to dispose of some or all of the Collateral Shares to apply towards the outstanding amounts of the Credit Facility. All voting rights and rights to receive dividends and distributions with respect to Collateral Shares remain with BN, unless an event of default is continuing. The Collateral Shares represent less than 5.7% of the aggregate number of Class A Shares directly and indirectly held by BN and less than 4.1% of all the outstanding Class A Shares, on a fully diluted basis.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Schedule I
Exhibit 99.2 Schedule II
Exhibit 99.3 Joint Filing Agreement

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal & Regulatory (02/05/2025)
- BAM PARTNERS TRUST: by its trustee, BAM CLASS B PARTNERS INC., /s/ Kathy Sarpash, Kathy Sarpash, Secretary (02/05/2025)